October 1, 2019

Ozan Dokmecioglu
Chief Financial Officer
Keurig Dr Pepper Inc.
53 South Avenue
Burlington, Massachusetts 01803

       Re: Keurig Dr Pepper Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-33829

Dear Mr. Dokmecioglu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          CF Office of
Manufacturing